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[DAKA LOGO]
ONE CORPORATE PLACE
55 FERNCROFT ROAD
DANVERS, MA 01923-4001

May 29, 1997

Dear DAKA International Stockholder:

     I am pleased to inform you that on May 27, 1997, DAKA International, Inc. (the "Company") entered into an Agreement and Plan of Merger providing for the acquisition by Compass Holdings, Inc. ("Compass"), a wholly owned subsidiary of Compass Group PLC, of the Company's contract catering and vending business (the "Foodservice Business"), which is primarily operated by Daka, Inc., a wholly owned subsidiary of the Company, for approximately $195 million in cash (including the repayment by Compass of up to $110 million in indebtedness of the Company).

     As required by the Agreement and Plan of Merger, Compass has commenced a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock (the "Company Shares") at a price of $7.50 net per share payable in cash at the closing. The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer, a number of Company Shares that represents two-thirds of the total voting power of the Company. Following the purchase of Company Shares under the Offer and the satisfaction of certain other conditions, including such approval by the Company's stockholders as may be required by law, the Company and Compass Interim, Inc., a wholly owned subsidiary of Compass, will merge (the "Merger") and each Company Share not purchased in the Offer (other than Company Shares held by stockholders who have perfected any appraisal rights available under Delaware law and Company Shares owned by Compass, the Company or any of their subsidiaries) will be converted into the right to receive $7.50 in cash or such higher price per share as may be paid pursuant to the Offer, without interest.

     In addition, prior to the consummation of the Offer, the Company will (i) transfer the businesses of the Company and its subsidiaries other than the Foodservice Business, including the Fuddruckers and Champps Americana restaurant chains, to Unique Casual Restaurants, Inc., a newly formed Delaware corporation that was established to hold all of the assets of the Company other than those related to the Foodservice Business, and (ii) declare a dividend (conditioned upon the satisfaction or waiver by Compass of all of the conditions to the Offer other than the condition that the Distribution (as defined below) be consummated) of one share of common stock of Unique Casual Restaurants, Inc. for each Company Share held of record on June 24, 1997 (or such later date as the Board of Directors of the Company may determine subject to the terms of the Offer if the expiration date of the Offer is extended by Compass past June 25,
1997) (collectively, the "Distribution").

     As a result, in the Offer and Distribution taken together, each stockholder who tenders Company Shares pursuant to the Offer will receive $7.50 per share in cash from Compass and one share of Unique Casual Restaurants, Inc. from the Company for each share tendered. Unique Casual Restaurants, Inc. will apply for listing of its common stock on Nasdaq and it is expected that a "when-issued" trading market will develop on or about the record date for the Distribution. There can be no assurance as to prices at which such common stock will trade before or after the date the shares of common stock of Unique Casual Restaurants, Inc. are distributed. After giving effect to the Distribution, the assets of the Company will consist only of the Foodservice Business. Unique Casual Restaurants, Inc. will own and operate the Company's restaurant businesses, consisting primarily of its Fuddruckers and Champps Americana casual dining restaurants and its Great Bagel and Coffee Company business.
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May 29, 1997
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THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER, THE
MERGER AND THE DISTRIBUTION, HAS DETERMINED THAT THE OFFER, THE MERGER AND THE DISTRIBUTION ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE STOCKHOLDERS OF THE COMPANY.

     Over the past few months, the Board of Directors of the Company has been exploring strategic alternatives to improve stockholder value, alleviate the Company's significant debt and provide the best opportunity to return to profitability. The Board of Directors of the Company believes the Offer, Merger and Distribution, taken together, accomplish these objectives. The price to be paid by Compass for the Foodservice Business of approximately $195 million is fair and, through the Offer and the Distribution, some of the value of the Company will be distributed to its stockholders. Although the Foodservice Business has been very profitable for the Company, the Company's significant short term debt has crippled its ability to grow and has significantly impacted overall profitability. As a result of this transaction, management will be able to concentrate on the continued turnaround of Fuddruckers and the expansion of Champps Americana. Unique Casual Restaurants, Inc. is anticipated to have a net worth of over $100 million and will be basically debt-free.

     In arriving at its recommendation, the Board of Directors has given careful consideration to a number of factors as described in the enclosed Schedule 14D-9 filed with the Securities and Exchange Commission, including the opinion of Bear, Stearns & Co. Inc., the Company's financial advisor, that as of the date of the opinion, the shares of Unique Casual Restaurants, Inc. to be received by the holders of Company Shares in the Distribution and the consideration to be received by the holders of Company Shares in the Offer and the Merger, taken together, are fair from a financial point of view to such holders. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

     Accompanying this letter and Schedule 14D-9 are (i) an Information Statement, which is attached as Annex I to the Schedule 14D-9 and (ii) Compass' Offer to Purchase, dated May 29, 1997, together with related materials, including the Letter of Transmittal to be used for tendering Company Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender Company Shares. We urge you to read the enclosed material carefully.

     On behalf of the Board of Directors and management of the Company, we thank you for your support.

                                            Sincerely,

                                            /s/ William H. Baumhauer

                                            William H. Baumhauer
                                            Chairman, Chief Executive
                                              Officer and President